Exhibit 99.2

SECOND QUARTER REPORT

FOR THE SIX MONTHS ENDED
JUNE 30, 2002

5985 McLaughlin Road
Mississauga, Ontario
Canada L5R 1B8
Phone: 905.361.3660
Fax: 905.361.3626
www.hydrogenics.com

5985 McLaughlin Road
Mississauga, Ontario
Canada L5R 1B8
Phone: 905.361.3660
Fax: 905.361.3626
www.hydrogenics.com

Second Quarter Report to Shareholders

We are pleased to present Hydrogenics’ second quarter report of 2002 to our shareholders.The second quarter of 2002 was an exceptional one for Hydrogenics. Exceptional in the sense that we achieved record quarterly revenues and in doing so tripled revenues year-over-year. Exceptional also in our unwavering execution on the ambitious goals we set for ourselves in 2002.

Our financial performance speaks for itself, however I draw your attention to the manner in which we achieved these numbers. Two years ago, we were predominantly a test equipment provider. Today we are recognized as a leader in the fuel cell sector offering a promising portfolio of early-adopting energy technology solutions. Our core competency in providing “balance-of-plant” which controls and optimizes the performance of a fuel cell stack is now the foundation for our revenue growth beyond test equipment - further testament to our broadening capabilities.

Our 2002 Goals

We set aggressive goals for 2002 that build on last year’s accomplishments. It goes without saying that our ultimate goal is always to create shareholder value by means that are sustainable and responsible. We continue to believe, especially in view of the accomplishments that we are reporting this second quarter, that 2002 will be a year in which Hydrogenics takes a significant step forward towards establishing Hydrogenics fuel cell power products as viable commercial products.

Our collective goals for 2002 are highlighted under the broad headings:

1.	Commercial Sustainability

2.	Strategic Alliances

3.	Global Reach

4.	Commercial Fuel Cell Products

Results of Operations

Commercial Sustainability

Hydrogenics’ first goal speaks to our steadfast dedication to operate the Company close to “commercial sustainability”. During the first six months of 2002, Hydrogenics experienced a modest cash burn of US$1.9 million. This continues to set us apart from our peer companies, and is testament to the merits of our strategy to align R&D and SG&A investment with the pace and adoption rate of fuel cell technology.

From its inception Hydrogenics has embraced a business model based on a premium power strategy and on a portfolio approach. Last year we undertook a successful transition from a single revenue stream based on the test system business to include two new and complementary revenue streams — Power Products and Engineering Services. To this point in 2002, these new revenue streams have contributed nicely to our results, not only in revenue growth but expanding gross profits as well. Expanding gross profits, combined with a growing ability to access government funding sources to demonstrate fuel cell technologies, gives us confidence in our ability to expand development efforts with minimal impact on our strong cash position. This business model is unique in that our cash burn is minimized as the Company’s level of discretionary spending is appropriately aligned with the adoption rate of fuel cell technology.

Strategic Alliances

Our second goal of establishing and capitalizing on strategic alliances is essential to taking products to market. Still in its early stages, the corporate alliance signed in October 2001 with General Motors, is resulting in significant technology transfer between the two companies. We believe that this sharing of technology will benefit both parties in their joint, as well as separate, efforts to accelerate the commercialization of fuel cell technology. In addition, during the quarter we continued to augment Hydrogenics’ engineering services activities at GM’s research and development fuel cell facilities in New York State.

Subsequent to quarter end we announced an agreement with Dow Corning to jointly commercialize an innovative and cost-reducing manufacturing process for sealing fuel cell stacks and electrolyzers. This agreement is the culmination of two years of co-development and testing of this breakthrough process.The proprietary ‘Seal-in-Place’™ process involves the injection of silicone materials into an unsealed assembled stack, a method that substantially reduces stack assembly time, parts and labor costs.

We will continue to build on our existing relationships with leading fuel cell development programs worldwide in order to further strengthen our portfolio of opportunities and alliances.

Global Reach

A new goal for this year has been to extend our global reach in ways that will grow into sustainable international business. On April 16, 2002, we acquired EnKat GmbH, based in Gelsenkirchen, Germany. This acquisition not only increases our presence in the key European market, but it also bolsters our test equipment and process engineering competencies. During the quarter, EnKat was integral to our being awarded a test system contract from a major European automotive company — a new customer to Hydrogenics.This contract highlights some of the anticipated synergies of the EnKat acquisition as the combined equipment order will be manufactured out of Hydrogenics’ Canadian and German facilities. Furthermore, our German operation will significantly enhance the responsiveness and quality of Hydrogenics’ support to this new customer, a key benefit that could lead to additional opportunities in this important region.

Our presence in the Asia-Pacific region continues to experience healthy growth. During the quarter, we received a substantial follow-on order for test equipment from a Japanese automobile manufacturer and initial orders from a Chinese customer and a research institute in Taiwan. We are currently handling a number of active proposals for further FCATS sales in Japan, Korea, and China with potential new customers as well as repeat sales to prominent existing customers.

In addition to our expanding FCATS business in the Asia-Pacific region, Hydrogenics’ visibility is now more prominent in China as a result of our contract through GM to work with Opel and Pan-Asia Technical Automotive Center in the successful integration of a fuel cell engine into a Phoenix vehicle in Shanghai, China. GM announced this initiative with Shanghai Automotive Industry Corporation in the first quarter of 2002. Through this system integration project Hydrogenics had the opportunity to work side-by-side with other international project participants, and to demonstrate our core competencies in fuel cell power module design and system integration.The success of the Phoenix project has raised Hydrogenics’ profile in China and we are now having discussions with a variety of fuel cell participants in this region with regard to the tremendous market opportunities that are unfolding there.

Commercial Fuel Cell Products

Finally, in terms of our goal to develop commercial fuel cell products, it remains important for us to demonstrate to our shareholders that we are developing commercial products that are aligned with emerging markets for fuel cells in transportation, stationary and portable power applications. In 2001, we unveiled our HyUPS backup power generator and our HyPM power modules. Already in 2002, both of these product lines underwent second generation advances and are now proving themselves in the field under the demands of real applications with dynamic response requirements. Our commercial power product strategy is quite simple — we target early-adopting, premium power markets as the surest means to generate shareholder value and long term commercial success.

During the quarter, we made significant progress on all of our commercial product initiatives. For example:

•	We completed final commissioning work on the HyUPS™ prior to installation in July at a designated Nextel Communications cell tower site in northern California. The system has been performing to the test protocol without failure and has responded well to actual and simulated power outages in that region. We expect to complete testing by the end of September.

•	We made our first entry into a new premium power market for Hydrogenics with the delivery of a fuel cell module to AeroVironment for a specialty aerospace application.

•	Building on the success of the second generation HyPM™ power module which realized a 30 percent reduction in weight, a 25 percent reduction in parts and corresponding reduction in cost, we initiated the design and development of a new low profile third generation HyPM™ power module. This low profile configuration is expected to demonstrate further advancements in performance, durability and reliability. Release of the new HyPM™ design is targeted for first quarter, 2003.

•	We continue to make excellent progress in developing our portable HyPORT™ technology for interesting new applications. Currently it is being adapted for Uninterruptible Power Systems (UPS) and Auxiliary Power Unit (APU) installations, both of which provide immediate appeal to the military market. Our first HyPORT™ E prototype, where ‘E’ refers to the use of our electrolyzer in the system, is currently being developed under contract with the U.S. military for regenerative APU applications. The HyPORT™ E will be demonstrated and delivered to the client in the second half of this year.

Outlook

Based on a strong order book we anticipate year-over-year annual revenues in 2002 to essentially double to between

US$14 and US$16 million. On the expense side, we will continue to align our resources with emerging market opportunities and will increase investment in R&D and SG&A in line with expanded gross profits and growing government funding to directly support viable commercial opportunities in the upcoming year.

Financial results — Discussion and analysis

The following sets out management’s discussion and analysis of our financial position and results of operations for the three and six months ended June 30, 2002 and 2001. The information provided is intended to assist our readers in analyzing our financial affairs, and should be read together with our unaudited consolidated interim financial statements for the three and six months ended June 30, 2002 and 2001, and our audited annual consolidated financial statements for the year ended December 31, 2001, and the accompanying notes thereon.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Canadian GAAP differs in some respects from U.S. GAAP and the effects of these differences are disclosed in note 9 to our unaudited consolidated interim financial statements.

Certain statements in this quarterly report may constitute “forward-looking” statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management’s current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “may, expects, intends, anticipates, believes, estimates and forecasts” and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management’s Discussion and Analysis in our 2001 Annual Report entitled “Business Risks” for a more complete discussion of factors that could affect Hydrogenics’ future performance.

Basis of presentation and accounting policies

The Company’s accounting policies are detailed in note 2 of the audited consolidated financial statements for the year ended December 31, 2001. Changes in accounting policies are included in note 4 of the unaudited consolidated interim financial statements, with key changes highlighted below.

(a)  Stock based compensation

The Company has adopted the new Canadian standard for reporting stock based compensation effective January 1, 2002, CICA Handbook section 3870 “Stock Based Compensation and Other Stock Based Payments”. The adoption of this new standard had no impact on previously reported earnings and retained earnings.

For the six months ended June 30, 2002, a total of 336,200 stock options were granted to employees. The Company has disclosed in the notes to the financial statements the pro-forma fair value expense of $50,000 for these options. The fair value of the options has been calculated using the Black-Scholes option pricing model with risk free interest rate of 4.5 percent to 4.9 percent, expected life of 4 years and expected volatility of 77 percent.

(b)  Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted the new Canadian standard, CICA Handbook Section 3062 “Goodwill and Other Intangible Assets”. The Company’s intangible assets consist of acquired intellectual property and other intangibles. The Company’s intangibles are considered to have a finite useful life. Accordingly, the Company continues to amortize these intangible assets on a declining balance basis at an annual rate of 50 percent, and the adoption of Handbook Section 3062 had no impact on the unaudited consolidated interim financial statements.

Revenues

Revenues were $3.5 million for the three months ended June 30, 2002 compared with $1.1 million for the same period in 2001. For the six months ended June 30, 2002, revenues were $5.6 million compared with $1.8 million for the six months ended June 30, 2001. The substantial increase in year-over-year revenues was primarily attributable to an engineering services contract with General Motors that began in the last quarter of 2001 and an increase in revenues derived from power modules and system integration activities. Quote activity for FCATS equipment has strengthened and the launch of our 2002 line of FCATS products is expected to reinvigorate the sales of test equipment.

Gross Margin

Cost of revenues was $2.4 million for the three months ended June 30, 2002, compared with $0.7 million for the same period in 2001. For the six months ended June 30, 2002, cost of revenues was $4.0 million compared with $1.2 million for the six months ended June 30, 2001. Cost of revenues consists primarily of materials and direct labor costs relating to engineering, design and manufacturing. The costs of providing engineering services, although heavily oriented towards research and development activities, are included in cost of revenues.

Gross margins were $1.1 million, or 30 percent of revenues, for the three months ended June 30, 2002, compared with $0.4 million or 34 percent of revenues for the same period in 2001. For the six months ended June 30, 2002, gross margins were $1.6 million or 29 percent of revenues compared with $0.6 million or 33 percent of revenues for the six months ended June 30, 2001. Changes in gross margin percentages are attributable to the product mix and degree of customization on specific projects. Engineering services, as expected, have had a dampening effect on overall gross margins. In spite of this, gross margins are 30.5 percent and are expected to remain within, albeit at the high end, of a target range of 25 to 30 percent for 2002.

Selling, general and administration

Selling, general and administrative (SG&A) expenses were $1.5 million for the three months ended June 30, 2002, compared with $1.2 million for the same period in 2001. For the six months ended June 30, 2002, SG&A expenses were $2.6 million compared with $2.0 million for the six months ended June 30, 2001. The increase in SG&A expenses is attributable primarily to increased wages and salaries relating to our sales, marketing and corporate staff, and increased insurance costs. We continue to align our sales and marketing efforts with emerging commercial opportunities and we expect an increase in SG&A during 2002 in direct support of these opportunities.

Research and development

Research and development expenses were $1.1 million for the three months ended June 30, 2002, compared with $0.8 million for the same period in 2001. For the six months ended June 30, 2002, research and development costs were $1.9 million compared with $1.3 million for the six months ended June 30, 2001. Research and development costs consist primarily of materials, labor costs and legal fees for the protection of intellectual property.

Alignment of research and development resources with market opportunities remains a critical element in growing Hydrogenics at a sustainable pace. Research and development efforts remain focused on viable commercial applications, and are funded by cash from operations, government research grants, joint development agreements, with supplemental funding from internal cash reserves as required.

Research and development grants

There were no new research and development grants during the three months ended June 30, 2002, compared with $0.2 million for the same period in 2001. For the six months ended June 30, 2002, research and development grants were $0.3 million compared with $0.6 million for the six months ended June 30, 2001. Research and development grants, which include government funding and monies received under joint development agreements, are disclosed as a reduction of research and development expense and are not included in revenues.

Depreciation of property, plant and equipment

Depreciation expense was $0.3 million for the three months ended June 30, 2002, compared with $0.1 million for the same period in 2001. For the six months ended June 30, 2002, depreciation expense was $0.6 million compared with $0.3 million for the six months ended June 30, 2001.The increase is primarily attributable to the growing base of test equipment used in research and development programs.

Amortization of acquired intellectual property and other intangibles

Amortization of acquired intellectual property was $3.8 million for the three months ended June 30, 2002, compared with $ nil for the same period in 2001. For the six months ended June 30, 2002, the amortization of acquired intellectual property was $7.5 million compared with $ nil for the six months ended June 30, 2001. The acquired intellectual property consists primarily of perpetual royalty free intellectual property rights for certain fuel cell stack technology acquired from General Motors on October 16, 2001. During the second quarter 2002, rights to certain patents and patent applications for electrical power generation technology were acquired. Other intangibles assets consist of management service contracts acquired with our German operation EnKat. Acquired intellectual property and other intangibles are being amortized on a declining basis of 50 percent per year.

Assuming no additional intellectual property is acquired, or impairment of value, we expect the full year amortization for 2002 is expected to be $15 million. The non-cash impact on loss per share related to non-cash amortization of acquired intellectual property from General Motors for the first half of 2002 was ($0.15) per share and is expected to be ($0.31) pre share for the full year 2002 based on the weighted number of shares outstanding during the first half of 2002.

Interest

Interest income, net of bank charges and interest paid, was $0.3 million for the three months ended June 30, 2002, compared with $0.8 million for the same period in 2001. For the six months ended June 30, 2002, interest income, net of bank charges and interest paid, was $0.6 million compared with $1.8 million for the six months ended June 30, 2001. This decrease is primarily attributable to a reduction in interest rates over the past year combined with a reduction in short-term investments over the same time period. Investments are held exclusively in short-term government backed notes.

Foreign currency gain (losses)

Effective January 1, 2002, we adopted the U.S. dollar as our functional currency. As a result, monetary assets and liabilities denominated in currencies other than the U.S. dollar give rise to a foreign currency gain or loss when translated into U.S. dollars at period end rates. Approximately 60 percent of our short-term investments are denominated in Canadian dollars and the resulting gain or loss on translation to U.S. dollars is reflected in the Statement of Operations.

Foreign currency gains were $2.0 million for the three months ended June 30, 2002, compared with foreign currency losses of $1.5 million for the same period in 2001. For the six months ended June 30, 2002, foreign currency gains were $1.9 million compared with a foreign currency gain of $1.5 million for the six months ended June 30, 2001. The foreign currency gains in the first half of 2002 reflect the strengthening of the Canadian dollar, during that period, relative to the U.S. dollar.

Net income (loss)

The net loss was ($3.5) million for the three months ended June 30, 2002 compared with a net loss of ($2.3) million for the comparable period in 2001. For the six months ended June 30, 2002, there was a net loss of ($8.5) million compared with net income of $0.6 million for the six months ended June 30, 2001. The year over year change is primarily attributable to the amortization of acquired intellectual property in 2002 and the reduced interest income which was somewhat offset by the positive impacts of foreign exchange.

Basic loss per share was ($0.07) for the three months ended June 30, 2002, compared with a basic loss per share of ($0.06) for the same period in 2001. For the six months ended June 30, 2002, the loss per share was ($0.18) compared with basic net income per share of $0.02 for the six months ended June 30, 2001. Excluding the non-cash amortization of intellectual property acquired from General Motors of ($0.08), the basic net income per share would have been approximately $0.01 per share for the three months ended June 30, 2002.

The number of common shares outstanding at June 30, 2002, was 48,358,641. For the second quarter, the weighted averages outstanding for the period were 48.4 million compared with 35.6 million for the same quarter 2001. Options granted under our stock option plan and share purchase warrants have not been included in the calculation of loss per share for the three months or six months ended June 30, 2002, as the effect would be anti-dilutive.

As at June 30, 2002, there were 3,051,600 stock options issued and outstanding, of which 1,884,143 were exercisable. As at June 30, 2002, there were 2,470,436 share purchase warrants outstanding, of which 494,088 are exercisable.

Liquidity and Capital Resources

At June 30, 2002, we held cash of $0.5 million and short-term investments of $63.5 million, compared with $1.6 million in cash and $64.2 million in short-term investments at December 31, 2001.

Capital Expenditures

Capital expenditures were $0.4 million in the three months ended June 30, 2002 compared with $0.5 million for the same period in 2001. Expenditures for research and development test equipment continue to dominate our capital expenditures.

Corporate Development

Effective May 1, 2002, the Company purchased all issued and outstanding shares of EnKat GmbH of Gelsenkirchen, Germany, for $0.3 million, assumed debt of $0.3 million and acquisition costs of $ 0.1 million for a total outlay of approximately $0.6 million, net of cash acquired. EnKAt has a leading reputation in the design and manufacture of test systems for fuel cells, reformers and electrochemical engines.

HYDROGENICS CORPORATION
Consolidated Balance Sheets

As at June 30, 2002 and December 31, 2001
(thousands of U.S. dollars)

	June 30,	December 31,
	2002	2001

	(unaudited)
Assets
Current assets
Cash	$498	$1,639
Short-term investments	63,460	64,170
Accounts receivable	4,851	4,353
Grants receivable	197	741
Inventories	3,526	2,969
Prepaid expenses	462	129

	72,994	74,001
Deposits	103	102
Property, plant and equipment	4,033	3,780
Acquired intellectual property & other intangible assets	23,194	29,750

	$100,324	$107,633

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,261	$1,593
Income taxes payable	58	11

	2,319	1,604
Loans payable	464	208

	2,783	1,812

Shareholders’ Equity
Share capital and other equity	114,746	114,526
Deficit	(13,159)	(4,659)
Foreign currency translation adjustment	(4,046)	(4,046)

	97,541	105,821

	$100,324	$107,633

The accompanying notes form an integral part of these consolidated financial statements.

HYDROGENICS CORPORATION
Interim Consolidated Statements of Operations and Deficit
(Unaudited)

For the three- and six-month periods ended June 30, 2002 and 2001
(thousands of U.S. dollars, except for share and per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

Revenues	$3,471	$1,108	$5,611	$1,763

Cost of revenues	2,413	734	3,963	1,177

	1,058	374	1,648	586

Operating expenses
Selling, general and administrative	1,481	1,176	2,637	1,993
Research and development	1,057	753	1,930	1,314
Research and development grants	—	(225)	(254)	(553)
Depreciation of property, plant and equipment	328	141	623	261
Amortization of acquired intellectual property and other intangibles	3,828	—	7,547	—

	6,694	1,845	12,483	3,015

Loss from operations	(5,636)	(1,471)	(10,835)	(2,429)

Other income (expenses)
Provincial capital tax	(35)	(63)	(70)	(127)
Interest	254	779	563	1,768
Foreign currency gains (losses)	1,994	(1,473)	1,916	1,516

	2,213	(757)	2,409	3,157

Income (loss) before income taxes	(3,423)	(2,228)	(8,426)	728
Current income tax expense	37	43	74	86

Net income (loss) for the period	(3,460)	(2,271)	(8,500)	642
Retained earnings (deficit) — Beginning of period	(9,699)	1,070	(4,659)	(1,843)

Deficit — End of period	(13,159)	(1,201)	(13,159)	(1,201)

Net income (loss) per share (note 6)
Basic	(0.07)	(0.06)	(0.18)	0.02
Diluted	(0.07)	(0.06)	(0.18)	0.02

Shares used in calculating basic income (loss) per share	48,353,063	35,570,722	48,236,033	35,567,555
Shares used in calculating diluted income (loss) per share	48,353,063	35,570,722	48,236,033	39,090,976

The accompanying notes form an integral part of these financial statements.

HYDROGENICS CORPORATION
Interim Consolidated Statements of Cash Flows
(Unaudited)

For the three- and six-month periods ended June 30, 2002 and 2001
(thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

Cash provided by (used in):
Operating activities
Net income (loss) for the period	$(3,460)	$(2,271)	$(8,500)	$642
Items not affecting cash
Depreciation of property, plant and equipment	328	141	623	261
Amortization of acquired intellectual property and other intangibles	3,828	—	7,547	—
Unrealized foreign exchange losses (gains)	(2,072)	47	(1,997)	(434)
Imputed interest on loans payable	15	5	20	9
Non-cash consulting fees	49	—	49	—
Net change in non-cash working capital	(265)	(2,564)	(320)	(3,974)

	(1,577)	(4,642)	(2,578)	(3,496)
Investing activities
Decrease in short-term investments	1,905	4,520	2,714	3,144
Purchase of property, plant and equipment	(392)	(475)	(846)	(1,520)
Purchase of intellectual property	(50)	—	(50)	—
Acquisition of subsidiary — net of cash acquired	(555)	—	(555)	—

	908	4,045	1,263	1,624
Financing activities
Increase in loans payable	1	—	1	98
Common shares issued	14	2	171	7

	15	2	172	105

Decrease in cash during the period	(654)	(595)	(1,143)	(1,767)
Effect of exchange rate changes on cash	—	(51)	2	89
Cash — Beginning of period	1,152	836	1,639	1,868

Cash — End of period	$498	$190	$498	$190

HYDROGENICS CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)

June 30, 2002
(thousands of U.S. dollars, except for share and per share amounts)

1     Description of business

Hydrogenics Corporation designs, develops, manufactures and sells proton-exchange membrane, or PEM, fuel cell automated test stations and fuel cell systems. The Company also provides engineering and other services. The Company is based in Canada, and its principal customers include automotive companies, fuel cell developers and component suppliers primarily located in the United States, Europe and Asia.

2    Unaudited interim financial statements

The unaudited balance sheet at June 30, 2002, and the unaudited interim statements of operations and deficit and interim cash flows for the three- and six-month periods ended June 30, 2002, and 2001, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2001, and also include the adoption of new accounting standards described in Note 4 and the change in functional currency described herein. These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair statement of results of the interim periods presented. All adjustments reflected in the interim consolidated financial statements are of a normal recurring nature. Results for the three- and six-month periods ended June 30, 2002 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2001, and the summary of significant accounting policies included therein.

The reporting currency of the Company is the U.S. dollar. Effective January 1, 2002, the functional currency of the Company is also the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at the rate of exchange in effect at the end of the period. Non-monetary assets are translated at historic rates of exchange. Revenue and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the average rate of exchange for the period, except for depreciation and amortization which are translated at historic rates. Translation gains and losses are included in the determination of earnings.

Prior to January 1, 2002, the functional currency was the Canadian dollar and amounts were translated into the U.S. reporting currency using the current rate method. Using the current rate method, assets and liabilities were translated at the period-end exchange rate, and revenues and expenses were translated at the average exchange rate for the period. Gains or losses from translation into the reporting currency were previously included in the cumulative translation adjustment in shareholders’ equity.

3    Inventories

	June 30,	December 31,
	2002	2001

Raw materials	$2,041	$1,962
Work-in-progress	988	466
Finished goods	498	541

	$3,526	$2,969

4    New accounting standards

(a) Stock based compensation

The Company has adopted the new Canadian standard for reporting stock based compensation effective January 1, 2002, CICA Handbook section 3870 “Stock Based Compensation and Other Stock Based Payments”. Under this standard, stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair value method of accounting. For grants of stock options to employees, this standard allows either the recognition of a compensation expense, based on the estimated fair value at the date of grant, or alternatively, the disclosure of pro forma net earnings and earnings per share data, as if the stock based compensation had been recognized in earnings. The Company has opted for the disclosure of the pro-forma net earnings and earnings per share as if the stock based compensation expense had been recognized in earnings. The adoption of this new standard had no impact on prior years’ results from operations and deficit.

For the six months ended June 30, 2002, a total of 336,200 stock options were granted to employees in accordance with the terms of the employee share option plan. Had the Company determined compensation cost based on the fair value as presented in CICA 3870 “Stock Based Compensation and Other Stock Based Payments,” the expense would have been $50 (nil per share). Pro-forma loss for the three months and six months ended June 30, 2002, would have been $3,510 (($0.07) per share) and $8,550 (($0.18) per share), respectively. For the purpose of these disclosures stock options are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50 percent to 4.86 percent, expected life of 4 years and expected volatility of 77 percent.

(b) Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted the new Canadian standard, CICA Handbook Section 3062 “Goodwill and Other Intangible Assets“The Company’s intangible assets consist of acquired intellectual property and management services contracts, which are considered to have finite useful lives. The adoption of this accounting standard has had no impact on the financial statements of the Company.

5    Segmented financial information

The Company currently operates in one operating segment, being the design, development and manufacturing of proton-exchange membrane, or PEM, fuel cell automated test stations and fuel cell systems. The Company also provides engineering and other services. Substantially all the Company’s operations including property, plant and equipment and intangibles are located in Canada. The distribution of revenue determined by location of customers is as follows:

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

Canada	$62	$—	$157	$229
United States	2,436	726	4,359	1,053
United Kingdom	491	5	495	23
Germany	381	—	381	—
Rest of World	101	377	219	458

	$3,471	$1,108	$5,611	$1,763

Revenues and cost of revenues derive from products and services as follows:

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

Revenues Products	$1,960	$1,108	$2,982	$1,763
Services	1,511	—	2,629	—

	$3,471	$1,108	$5,611	$1,763

Cost of Revenues Products	$1,291	$734	$1,766	$1,763
Services	1,122	—	2,197	—

	$2,413	$734	$3,963	$1,763

6    Net income (loss) per share

Diluted net income (loss) per share is calculated using the weighted average number of common shares issued. No effect has been given to the exercise of options and conversion of warrants for the three- and six-month periods ended June 30, 2002, and the three-month period ended June 30, 2001, as the effect would be anti-dilutive. For the six months ending June 30, 2001, the weighted average number of common shares outstanding in computing diluted net income (loss) per share was 39,090,976 after consideration of the effect of the exercise of options and share purchase warrants.

7    Acquisition of subsidiary

On May 1, 2002, the Company acquired all the issued and outstanding common shares of EnKat GmbH. EnKat, based in Gelsenkirchen, Germany, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price for the transaction was 4300,000 (US$272) exclusive of expenses relating to the acquisition of $98. The purchase price was paid by way of cash. The assets acquired are as follows:

Cash consideration, net of cash acquired	260
Repayment of debt on acquisition	281
Transaction costs paid at June 30, 2002	14
Transaction costs accrued at June 30, 2002	84

Acquisition of subsidiary — net of cash acquired	639

Assigned value of assets and liabilities acquired:
Current assets other than cash	74
Property, plant and equipment	30
Other intangible assets	571
Current liabilities assumed	(36)

639

As part of the acquisition the Company obtained management services contracts for five years for each of the two principals of EnKat. The fair value of these contracts has been recorded as other intangible assets and is amortized on a declining balance basis at an annual rate of 50 percent.

The results of operations of the Company include the results of EnKat commencing May 1, 2002.

8    Acquisition of intellectual property

On April 15, 2002, the Company purchased a license to certain patents and the rights to certain patent applications for electrical power generating technology, in exchange for consideration of $500. Payments, which commenced on April 15, 2002, are due in quarterly installments of $50 for the first year and $25 thereafter. This intellectual property has been recorded at the present value of future payments, being $420, and is amortized on a declining balance basis at an annual rate of 50 percent. Concurrent with the agreement to purchase intellectual property, the Company signed consulting agreements for ongoing development of intellectual property related to that acquired. Consideration for these consulting agreements, which includes cash and stock options, will be expensed over the term of these contracts.

At June 30, 2002, $380 is included in loans payable in respect of this obligation. Imputed interest of $10 was charged to expense in the three month period ended June 30, 2002, at a rate of 10 percent per annum.

9	Differences between Canadian and United States accounting principles and practices

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The reconciliation of net income (loss) based on Canadian GAAP to conform to U.S. GAAP is as follows:

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

Net income (loss) for the period based
on Canadian GAAP	$(3,460)	$(2,271)	$(8,500)	$642
Stock-based compensation (i)	(129)	(261)	(283)	(1,041)

Net income (loss) for the period based
on U.S. GAAP	(3,589)	(2,532)	(8,783)	(399)
Other comprehensive income (loss)
Foreign currency translation	—	2,913	—	(949)

Comprehensive income (loss) based on
U.S. GAAP	$(3,589)	$381	$(8,783)	$(1,348)

Earnings (loss) per share based on
U.S.GAAP Basic and fully diluted	(0.07)	(0.07)	(0.18)	(0.01)

a) Stock-based compensation

Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the Company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders’ equity. At June 30, 2002, equity balances for deferred stock-based compensation and stock options outstanding are $367 and $3,784, respectively.

Had the company determined compensation cost based on the fair value method as prescribed in Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation,” the expense would have been $496 (2001 — $516) or $0.01 per share (2001 — $0.01). Pro-forma income (loss) for the three months ended June 30, 2002, would have been ($3,956) (2001 — ($2,787)) or ($0.08) (2001 — ($0.08)) per share. Pro-forma income (loss) for the six months ended June 30, 2002, would have been ($9,573) (2001 — ($882)) or ($0.20) (2001 — ($0.02)) per share. For the purposes of these disclosures stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.50 percent to 5.39 percent, expected life of four to ten years and expected volatility of between 77 percent and 113 percent

b) Comprehensive income (loss)

U.S. GAAP requires disclosure of comprehensive income which comprises income (loss) and other comprehensive income. The only item of other comprehensive income for the Company is the change in the foreign currency translation adjustment. Under Canadian GAAP, there is no standard for reporting comprehensive income

c) New accounting standards

The Company has determined that other recently issued Canadian and U.S. accounting pronouncements not yet adopted have no material impact on the Company at this time